June 18, 2009

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz SE

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2008 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing on behalf of Allianz SE (“Allianz”) in response to your comment letter of May 1, 2009 in connection with the Staff’s comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (“2008 Form 20-F”).

We appreciate the Staff’s review of the 2008 Form 20-F and have attempted to thoughtfully and carefully consider each of the Staff’s comments. For your convenience, your comments are restated in full and in bold type and we have keyed all responses to the related numbering and headings used. The following are Allianz’s responses to the Staff’s comments:

Item 4. Information on the Company

Overview of Loss Reserving Process, page 30

1.	Please explain to us why you exclude the claims data of the accident and health unit of AGF IART and of the health unit of AZ Belgium in your tabular disclosures in this section and in your ten year reserve development table; presumably the intersegment reclassification you disclose did not affect the nature of your policies. Tell us how your current presentation complies with the requirements of Industry Guide 6. It is unclear from your current disclosures the amount reclassified in 2008; please clarify.

R:	We believe that the products in question are more properly classified as Life-Health (“L/H”) products rather than Property-Casualty (“P-C”) products because

Mr. James B. Rosenberg

Securities and Exchange Commission

of their reserve characteristics. The most important L/H characteristic is the fact that they require a mathematical reserve either to provide for the difference between future benefits and expected future premiums in the case of individual health business, or to provide for a disability annuity in the case of disability insurance. There are also mathematical reserves for mortgage insurance related to disease or accident risk. Reserves such as these are common to life insurance.

However, even though these product lines are sold by companies that primarily conduct P-C business, they are managed by our L/H operations (particularly in our AGF businesses in France and Belgium), and historically we had not separately identified them for segment reporting purposes. Beginning in 2008, to better align our reporting with our management structure, we separately identified these product lines and reflected them in our L/H segment. Thus, we excluded these products from our Guide 6 disclosures in 2008 in order to maintain consistent disclosure principles in our Guide 6 presentation and in our 2008 management discussion and analysis (“MD&A”) in Item 5 of our 2008 Form 20-F. The total reclassification in 2008 reflected in our Guide 6 presentation amounted to €1,458 million of reserves as of year-end 2007 and €1,420 million (or approximately 2%) of reserves as of year-end 2008.

We decided not to revise retrospectively our segment-level MD&A for prior year periods because the effects were not considered significant.

Changes in Loss and LAE reserves during 2008, page 35

2.	Your discussion of the prior period development movements on page 35 through 37 does not appear to address in all cases the underlying reasons for the prior period reserve developments. Explaining developments as due to “better than expected historical claims emergence and the improvement in actuarial techniques as a result of the availability of higher quality data” or to “an improvement of the actuarial assumptions and better than expected claims emergence” does not appear to be sufficiently informative. Please revise your disclosure to discuss the underlying reasons for the adverse and favorable prior period reserve developments. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

R:

Based on previous discussions with the Staff of the SEC in response to prior SEC comment letters, and as a result of the refinement of our data systems over time, we have enhanced the Guide 6 disclosures in the 2008 Form 20-F by changing it from a geographical basis to a line of business basis. Thus, we have included in our disclosure a discussion by line of business of the major highlights of the net reserve developments in 2008. To further clarify our comments regarding the

Mr. James B. Rosenberg

Securities and Exchange Commission

main drivers of reserve developments for the Motor business, additional details regarding the favorable developments at our Italian, Slovakian and Hungarian entities follow. In light of the Staff’s request, we will disclose the underlying reasons for significant prior period reserve developments in our Form 20-F for the year ended December 31, 2009 (“2009 Form 20-F”) in substantially the following manner and level of detail:

•

The favorable development of €78 million for Motor liability at our Italian entity was due in part to the under-estimation of the forfeit amount to be received from other insurers since 2007 as a result of the application of the Italian Direct Indemnity Law. This law introduced first party liability and subsequent reimbursement by the responsible party’s insurance company. The revision of the forfeit amount, the effects of which only became obtainable in the year subsequent (2008) to the new law taking effect, led to a better-than-expected development for this line of business. Another important contributor to the development is the enhancement in the complexity of the actuarial methodologies used in estimating tail development. These developments led to a revision of previous estimates, resulting in a favorable development being recorded in 2008.

•

The favorable development of €71 million at our Slovakian and Hungarian entities is primarily the result of two factors. First, we introduced in 2008 an enhanced actuarial software, which applies more complex techniques to assist in estimating reserves. This enhanced software allowed us to refine our methodology, allowing for a more comprehensive reserve estimation analysis. This analysis in 2008 led to a favorable development in our Motor business. Second, at our Slovakian entity, a former state owned insurance company which Allianz acquired in 2001, the availability of data has been historically limited. As more data has become available, we have refined our assumptions, resulting in favorable development on prior years.

3.	It is unclear from your current disclosure how you adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. Please revise your disclosures to clarify by tail or by line of business how you adjusted the key assumptions used. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions in light of the difference between the anticipated and actual loss emergences experienced. Explicitly identify and discuss key assumptions as of December 31, 2008 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Mr. James B. Rosenberg

Securities and Exchange Commission

R:	We did not identify significant changes in key assumptions which materially impacted the Allianz Group reserves for the year ended December 31, 2008. However, in light of the Staff’s request, we intend to revise the disclosure in our 2009 Form 20-F substantially as follows:

“Loss reserves are estimates based on the expected outcome of future events such as court decisions, medical rehabilitation and property damage repair. As a result, the reserves are subject to uncertainty, particularly for longer tail lines of business.

Allianz Group loss reserves are estimated by local reserving actuaries separately by line of business in many different countries; as such, there are no assumptions that are applied to an entire line of business of the Allianz Group. For nearly all of the lines of business of our local operations, it is unlikely that significant changes in assumptions by local reserving actuaries would have a significant effect on the loss reserves of the Group, as most lines of business of our local operations are too small in size to have a material effect on the Allianz Group. There are, however, two lines of business of our local operations where, due to their volume and/or uncertainty, changes in assumptions within the local reserving process could have a significant impact on the Allianz Group:

•	German motor liability; and

•	U.S. asbestos.

German motor liability

A longstanding market leader in German motor, Allianz holds a significant volume of motor reserves (€4.6 billion gross, €3.1 billion net at the end of 2008). Moreover, German motor liability claims are particularly long-tailed in nature. As a consequence, actuaries have to rely on very long data histories, including data from older accident years, which may be less predictive for current developments. Generally, our methods and assumptions are consistent with the ones employed in the past, and we adjust our estimates for prior years by recognizing claims emergence as it develops. During 2008, due to changes in our claims settlement process, we experienced a change in the settlement period, which needed to be reflected in the actuarial methodology and assumptions. However, these changes did not result in a meaningful impact on prior period reserve levels.

U.S. asbestos

Loss reserves for U.S. asbestos claims are subject to greater than usual uncertainty. Asbestos claims have a long latency period, sometimes emerging several decades after the underlying policy was written. Claims emergence is subject to a broad range of legal and socio-economic factors such as court decisions, corporate bankruptcy proceedings and medical advances. Asbestos

Mr. James B. Rosenberg

Securities and Exchange Commission

claims reserves are not amenable to traditional actuarial analysis. Rather, they are based upon an extensive analysis of ground-up exposures1, identifying all policies and insureds with potential for asbestos claims. One significant change in key assumptions for this segment is the change in methodology at Allianz Global Corporate & Specialty North America, the second largest U.S. asbestos portfolio in the Allianz Group. With respect to such entity, instead of relying on a survival ratio approach 2, we completed in 2008 a ground-up study from an expert consulting firm that specializes in asbestos reserve estimation. The ground-up study confirmed our prior estimates that were based on the survival ratio approach and did not result in any significant reserve adjustments.”

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

Fair Value of Financial Instruments, page 48

4.	Please disclose the nature and the amounts of your Level 1 investments classified as available for sale similar to the disclosures related to your Level 2 and Level 3 investments within the same classification.

R:	In response to the Staff’s request, we intend to include disclosure in substantially the following format after the fair value hierarchy table within the “Fair Value of Financial Instruments” section of Item 5 in our 2009 Form 20-F:

“Available-for-sale investments assigned to the Level I classification, for which quoted prices in active markets are used, included government and government agency bonds of €93 billion, corporate bonds of €68 billion and equity securities of €25 billion as of December 31, 2008.”

Impairment Charges and Depreciation, page 118

5.	Although you appropriately indicate on page F-14 that a decline in fair value of a debt security investment below amortized cost due to changes in risk-free interest rates does not by itself represent evidence of a loss event leading to an impairment, the magnitude of decline in fair value of some of your debt security investments do not appear to be associated with the change in risk-free interest rates and may be indicative of credit loss events. Please revise

[1]	An analysis of ground-up exposure involves identifying the underlying insureds that may present claims, projecting the ultimate liabilities for each, allocating the losses to year and comparing them to all identified coverage that is available to respond to the claims.
[2]	The survival ratio approach estimates how many years it would take for the relevant claims to exhaust the current level of loss reserves and is generally calculated on the level of claims payments.

Mr. James B. Rosenberg

Securities and Exchange Commission

your disclosure to clarify why the unrealized losses in your investment portfolio are not indicative of credit losses. At a minimum, please specifically address your unrealized losses that are greater than 50% of amortized cost, recognizing that even given the recent market turmoil valuations less than 50% are not indicative of investment grade instruments.

R:	In response to the Staff’s request, we intend to include disclosure in substantially the following format immediately after the third paragraph within the “Unrealized Losses” section of Item 5 in our 2009 Form 20-F, discussing why impairment losses have not been recorded for securities in an unrealized loss position exceeding 50% of amortized cost as of December 31, 2008:

“The vast majority of debt securities in an unrealized loss position exceeding 50% of amortized cost consist of bonds issued by corporations in the financial sector (86%) and are of ‘investment grade’ (84%). A substantial majority (66%) of securities in an unrealized loss position exceeding 50% of amortized cost are subordinated instruments, and less than 15% of securities in an unrealized loss position exceeding 50% of amortized cost are non-investment grade.

Fair values of debt securities issued by financial sector issuers declined severely during 2008 due to an unprecedented level of financial market deterioration, evidenced by a significant widening of credit spreads and substantially reduced market liquidity. However, detailed analysis conducted by the Allianz Group indicates that this downward pricing trend fails to constitute objective evidence of loss events impacting estimated future cash flows as of December 31, 2008. With respect to the securities in an unrealized loss position exceeding 50% of amortized cost as of December 31, 2008, we observed no breach of contractual obligations such as defaults or delinquencies on payments of interest or principal. We also considered a number of other factors which could provide objective evidence of a loss event, including whether the issuer was experiencing significant financial difficulty, the probability of bankruptcy, and the lack of an active market due to financial difficulty.”

Back-testing through the current date supports our impairment analysis as of December 31, 2008. As of the date hereof, we have not observed this portfolio of assets experiencing any loss events or defaults. Approximately two-thirds of those securities in an unrealized loss position exceeding 50% of amortized cost as of December 31, 2008 increased in fair value during the five months ended May 31, 2009, resulting in an aggregate fair value increase of approximately 16%.

Mr. James B. Rosenberg

Securities and Exchange Commission

Moreover, we intend to revise the first paragraph of the “Impairment of available-for-sale and held-to-maturity investments” section on page F-14 in substantially the following format in our 2009 Form 20-F:

“A held-to-maturity or available-for-sale debt security is impaired if there is objective evidence that a loss event has occurred after initial recognition of the security and up to the relevant date of our consolidated balance sheet, and that loss event has negatively impacted the estimated future cash flows, i.e. all amounts due according to the contractual terms of the security are not considered collectible. The evaluation of whether a held-to-maturity or available-for-sale debt security is impaired requires analysis of the underlying credit of the relevant issuer and involves significant management judgment. In particular, current publicly available information relating to the issuer and the particular security is considered relating to factors including, but not limited to, evidence of significant financial difficulty of the issuer and breach of contractual obligations of the security, such as a default or delinquency on interest or principal payments. We also consider other factors which could provide objective evidence of a loss event, including the probability of bankruptcy and the lack of an active market due to financial difficulty. The presence of either a decline in fair value below amortized cost or the downgrade of an issuer’s credit rating does not by itself represent objective evidence of a loss event, but may represent objective evidence of a loss event when considered with other available information.

If a held-to-maturity debt security is impaired based on the Group’s impairment review process, the related impairment loss is measured as the difference between the security’s carrying amount and the present value of estimated future cash flows, discounted at the security’s original effective interest rate.

If an available-for-sale debt security is impaired based on the Group’s impairment review process, the related impairment loss is measured as the difference between the security’s acquisition cost (net of any principal repayment and amortization) and current fair value, less any previously recognized impairment losses.”

Item 15. Controls and Procedures, page 176

6.	You state that you evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-15(e). Your principal executive and financial officers concluded that your “disclosure controls and procedures provided reasonable assurance as to effectiveness as of December 31, 2008.” Please revise your disclosure to briefly describe the objectives of disclosure controls and procedures and to definitely indicate your principal executive and financial officers’ conclusions on effectiveness. In this regard, please state, if true, and that these officers concluded that the controls and procedures were effective in providing reasonable assurance “that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e).

Mr. James B. Rosenberg

Securities and Exchange Commission

R:	In light of the Staff’s request, we intend to briefly describe the objectives of disclosure controls and procedures and to definitely indicate our principal officers’ conclusions on effectiveness in our 2009 Form 20-F substantially as follows:

“‘Disclosure controls and procedures’ means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on our evaluation of Allianz’s disclosure controls and procedures, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that these disclosure controls and procedures were effective, as of December 31, 2008, to provide reasonable assurance that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

Consolidated Financial Statements

Consolidated Income Statements, page F-2

7.	You classify minority interests as a component in computing net income rather than allocating your total net income exclusive of minority interests to minority interests and equity holders of Allianz. Please explain to us how your presentation complies with IFRS and reference for us the authoritative literature you rely upon to support your presentation including paragraph 82 of IAS 1.

R:	IAS 1.82 (rev. 2006) states that the reporting entity shall disclose on the face of the income statement as allocations of profit and loss for the period:

(a)	profit or loss attributable to minority interest; and

(b)	profit and loss attributable to equity holders of the parent.

Mr. James B. Rosenberg

Securities and Exchange Commission

Allianz shows the allocation that is attributable to minority interest in the line item “Minority interests in earnings”, which is then deducted so that the income statement ends with the net income (loss) attributable to equity holders of the parent. Therefore, we believe our presentation is appropriate. IAS 1.BC19 requires that profit or loss attributable to minority interests not be presented as items of income or expense. Allianz believes it fulfills this requirement because the minority interests are presented as a separate line item after the lines “Total income” and “Total expenses”. This presentation is consistent with the presentation of minority interests as part of total equity in the balance sheet (IAS 27).

Allianz’s presentation differs slightly from IAS 1. IG 4, which shows a possible structure of an income statement, but we note that the guidance on implementing IAS 1 states that the examples are not intended to illustrate all aspects of IFRSs.

Notes to Consolidated Financial Statements

4. Assets and Liabilities of Disposal Group Classified as Held-For-Sale and Discontinued Operations, page F-38

8.	You disclose that you signed an agreement with Commerzbank AG on August 31, 2008 to sell Dresdner Bank AG in two steps. You also disclose that the terms of your agreement were modified on November 27, 2008 and that the transaction and ownership transfer of Dresdner Bank was completed on January 12, 2009. Please address the following comments related to your accounting for your sale of Dresdner Bank and in all instances reference for us the authoritative literature you rely upon to support your accounting:

a.	Please provide us a chronology of the transaction which details the major terms of the sale, the modification of terms, when physical shares of Dresdner Bank were conveyed to Commerzbank and when consideration was received from Commerzbank.

R:	On August 31, 2008, Allianz and Commerzbank entered into a transaction agreement with respect to the sale of Dresdner Bank by Allianz to Commerzbank. The transaction was initially structured to be implemented in two steps as described below:

In Step 1, Allianz would have sold 60.2% of Dresdner Bank to Commerzbank and would have received consideration of:

(i)	163,461,537 shares (approximately 18.4%) of Commerzbank,

(ii)	all interests in Cominvest, the asset management division of Commerzbank,

(iii)	a cash payment of €2.5 billion, €975 million of which would have been provided to a trust to cover potential losses for specific asset-backed securities (“ABS”) assets, and

Mr. James B. Rosenberg

Securities and Exchange Commission

(iv)	a long-term distribution agreement, under which Commerzbank would distribute Allianz’s insurance related products and asset management products in Germany (the “long-term distribution agreement”).

The first transaction step was expected to occur not before January 2, 2009. Certain financial investments were to be excluded from the sale of Dresdner Bank to Commerzbank and would have been transferred from Dresdner Bank to Allianz during the fourth quarter of 2008. In addition, between Steps 1 and 2, the so-called “Allianz customers” (approximately one million banking clients, who became clients through Allianz’s tied agent channel) including the contracts with such clients and related employees, equipment and required capital would have been transferred to a newly established or already existing subsidiary (“Neu-Bank”). Dresdner Bank would have held a 100% interest in Neu-Bank that would have subsequently been transferred to Allianz.

In Step 2, following shareholder approval, Commerzbank and Dresdner Bank would have merged to form “Commerzbank (neu)”, and Allianz would have received additional shares in Commerzbank (neu), resulting in an ownership interest of nearly 30%. In the case that Commerzbank and Dresdner Bank had not been merged, Allianz would have had a put option to sell the remaining 39.8% of the Dresdner Bank shares to Commerzbank. At the same time, Commerzbank would have had a call option to buy all Dresdner Bank shares from Allianz.

During the fourth quarter of 2008, the financial market crisis intensified and Commerzbank asked the German government for financial support. On November 3, 2008, the German government, through the Sonderfonds Finanzmarktstabilisierung (“SoFFin”)3, agreed to provide an equity commitment of €8.2 billion to Commerzbank and guarantees for Commerzbank bonds of €15 billion.

The sharp downturn in the financial markets in the fall of 2008 and Allianz Group’s and Commerzbank’s desire to accelerate the sale of Dresdner Bank and to avoid a long transition period led to a renegotiation of the terms of the initial transaction agreement. On November 27, 2008, the transaction agreement was revised. Under the revised agreement, Allianz agreed to sell 100% of Dresdner Bank to Commerzbank in one step to occur in January 2009 and to receive as consideration:

(i)	approximately 163.5 million shares of Commerzbank (leading to an interest of approximately 18.4% in Commerzbank),

[3]	Special Fund Financial Market Stabilization fund established by the German government to provide guarantees, to recapitalize or to assume risk positions of financial institutions facing liquidity problems.

Mr. James B. Rosenberg

Securities and Exchange Commission

(ii)	all interests of Commerzbank in Cominvest,

(iii)	a cash payment of €3.215 billion, and

(iv)	the long-term distribution agreement.

The transfer from Dresdner Bank to Allianz of the so-called “Allianz customers” and the financial investments remained unchanged. The revised transaction agreement, however, did not contemplate the need for the establishment of a trust for specific ABS.

The transaction agreement was amended again on January 9, 2009 as a consequence of negotiations that started in late December 2008, when Allianz and Commerzbank agreed with the SoFFin certain further measures to strengthen Dresdner Bank’s and, consequently, Commerzbank’s core capital ratio. Under the terms of the agreement, Allianz would acquire certain Collateralized Debt Obligations (“CDOs”) from Dresdner Bank after the sale of Dresdner Bank to Commerzbank. In addition, Allianz would invest €750 million in a silent participation (a non-voting preferred equity interest instrument) in Dresdner Bank pursuant to the same conditions as the €8.2 billion silent participation equity commitment of the German government.

On January 12, 2009, 100% of Dresdner Bank’s shares were transferred to Commerzbank in exchange for the agreed upon consideration. The capital support transactions referred to in the paragraph above and agreed to on January 9, 2009 were concluded by June 2009. As a result of this additional capital injection on June 5, 2009 from the German government through the SoFFin, the percentage of shares that Allianz received in the transaction was reduced to approximately 13.8% of voting rights in Commerzbank.4

b.	Please tell us how you concluded that presenting the operations of Dresdner Bank in discontinued operations is appropriate under IFRS. In your response, please specifically explain how you comply with paragraph 32 of IFRS 5 given that you appear to have continuing operations after the sale of Dresdner Bank to Commerzbank in the same major line of business (banking) and geographical areas of operations (Germany, Europe and globally). Also in your response, please explain how you considered the impact of your 15-year agreement to exclusively partner with Commerzbank whereby Commerzbank will distribute your insurance, banking and asset management products in Germany.

[4]	The capital increase was approved at the annual shareholders’ meeting of Commerzbank on May 15, 2009.

Mr. James B. Rosenberg

Securities and Exchange Commission

R:	Allianz believes that Dresdner Bank represented a component of an entity that could be distinguished both operationally and for financial reporting purposes from the rest of the Allianz Group. In accordance with IFRS 5.31, a component of an entity will have been a cash-generating unit or a group of cash-generating units while being held for use.

Dresdner Bank comprised three cash-generating units (i.e., Private & Corporate Clients, Investment Banking and Corporate Other) that were sold in their entirely, with the exception of certain financial investments, certain Allianz customers and Oldenburgische Landesbank (“OLB”) that continued to be disclosed as part of continuing operations in the third and fourth quarter of 2008. Allianz retained the financial investments because the investments relate to its insurance business. Although the investments were held by Dresdner Bank, they never formed part of its core banking operations and, thus, were not part of the day-to-day operating activities of Dresdner Bank. The only banking operations retained from Dresdner Bank within Allianz Group are those of OLB. Allianz retained OLB primarily to keep a banking license within the Allianz Group. This was considered necessary because it provides a platform and license for the banking customers acquired by Allianz’s insurance agents. OLB ultimately has a negligible impact on the Allianz Group’s total revenue (less than 0.3%) and net loss (less than 0.7%) for the year ended December 31, 2008.

We believe that the component sold represents a separate major line of business as required by IFRS 5.32(a). The component sold was substantial both in terms of the line of business relative to the Allianz Group as well as within the historical banking segment, as suggested by the selected data below as of and for the years ended December 31, 2008, 2007 and 2006 (€ in millions), which is provided for illustrative purposes only:

	Consolidated Group	Discontinued Operations (before consolidation)	Remaining Banking Business (before consolidation)
Total assets as of December 31, 2008	955,576	420,695	19,847
Total assets as of December 31, 2007	1,061,149	501,797	7,954
Total assets as of December 31, 2006	1,110,081	554,823	8,067

Net income (loss) - 2008	(2,444)	(6,304)	(114)
Net income (loss) - 2007	7,966	322	55
Net income (loss) - 2006	7,021	849	69

Within the banking segment, the operating results of the discontinued operations represented 98%, 85% and 92% of the banking segment’s operating profit for the

Mr. James B. Rosenberg

Securities and Exchange Commission

years ended December 31, 2008, 2007 and 2006, respectively. We supplementally note that a separate major line of business does not necessarily have to be a separate reportable segment nor do the activities in a segment have to be disposed of entirely. Given the significance of the divested business, we believe that highlighting its results as discontinued operations was necessary and appropriate to provide users with information that is relevant in assessing the ongoing ability of Allianz to generate cash flows.

Lastly, in accordance with IFRS 5.32(b), the sale of Dresdner Bank was part of a single co-ordinated plan to dispose of a separate major line of business. As a result, the disposal of Dresdner Bank met all of the requirements of IFRS 5 to be reflected as a discontinued operation.

The 15-year agreement was not considered in this context because, under the terms of the agreement, Commerzbank will distribute in Germany Allianz’s insurance related products and asset management products. These activities are not part of the banking business nor are they significant to the continuing lines of business.

c.	Please explain to us why you apparently do not include the operating results of Dresdner Bank since the third quarter of 2008 in your loss from discontinued operations.

R:	Allianz did reflect the operating results of Dresdner Bank since the third quarter in the loss from discontinued operations. The following illustrates how the full year 2008 loss was included within the financial statements (numbers are presented in billions of €):

Carrying amount of Dresdner Bank on January 1, 2008	11.3
Net loss of Dresdner Bank Q1-Q3	(2.1)
Net loss of Dresdner Bank Q4 (including transaction-related write-downs, e.g., deferred tax assets)	(3.9)

Carrying amount of Dresdner Bank on December 31, 2008	5.3
Fair value less costs to sell on December 31, 2008	5.1

Remaining loss on sale	(0.2)
Consolidation impact and other costs to sell	(0.2)

Total net loss from discontinued operations in 2008	(6.4)

Under IFRS 5.33a, the loss from discontinued operations is essentially composed of two components: operating results and estimated loss on sale. Assuming a fixed sales price and no changes in other factors, an increase in one can lead to a decrease in the other. As is true in our case, increasing operating losses lowers the carrying value of the disposal group, which reduction in turn lowers the expected loss on sale. When combined, changes in these factors (operating losses

Mr. James B. Rosenberg

Securities and Exchange Commission

and the expected loss on sale) counterbalance each other and result in a relatively constant net loss from discontinued operations. Essentially, the risks of ownership of Dresdner Bank were transferred to Commerzbank on August 31, 2008 in exchange for the risk of changes in the consideration to be received (i.e., the value of Commerzbank shares). The subsequent increase in the net loss from discontinued operations was, therefore, principally due to the combined effect of the changes to the transaction agreement and the decrease of the Commerzbank share price leading to a lower fair value less costs to sell.

In accordance with the foregoing, Allianz elected to present the results of the Dresdner Bank sale in a manner that most closely represents the economic reality for Allianz. As of the signing of the transaction agreement on August 31, 2008, Allianz was economically exposed to the fair value change of the consideration received as the table above illustrates.

d.	Please clarify for us when you stopped reflecting the results of operations for Dresdner Bank in your loss from discontinued operations. In this regard, it appears from disclosures on page 68 that you recorded the loss of Dresdner Bank through the date of ownership change, but it is unclear whether you considered that date to be the August 31, 2008 signing date or any other date.

R:	Allianz stopped reflecting the results of operations for Dresdner Bank in the loss from discontinued operations with the completion of the sale of Dresdner Bank on January 12, 2009. As discussed in our response to comment 8(c), the risks of ownership, including the risk of incurring operating losses, were transferred to Commerzbank in exchange for assuming the risk of changes in the value of the consideration to be received commencing on August 31, 2008. To reflect when the risks of ownership changed, this date is what is referred to as the date of ownership change in our 2008 Form 20-F. For disclosure purposes, September 30, 2008 figures were used, as reliable balance sheet figures as of the end of August were not available.

e.	Please explain to us why you deemed it appropriate to record the change in value of consideration to be received from Commerzbank as an apparent proxy for the operating results of Dresdner Bank through the ultimate sale completion date of January 12, 2009.

R:	Allianz did not consider the change in fair value as a proxy for the operating results of Dresdner Bank. Please refer to our response to comment 8(c) for an explanation of how Allianz treated the operating results of Dresdner Bank.

Mr. James B. Rosenberg

Securities and Exchange Commission

f.	Please explain to us what provisions existed in the agreement to change consideration to be received or to terminate the transaction prior to completion.

R:	Neither the original transaction agreement dated August 31, 2008 nor the revised transaction agreement dated November 27, 2008 contained provisions permitting a modification of the consideration to be received.

The transaction agreements contained only customary provisions permitting each party to terminate prior to completion including, for example, (i) closing conditions not being fulfilled, (ii) a final decision that a required administrative approval could not be obtained and (iii) registration in the German commercial register of the capital increase to issue new Commerzbank shares to Allianz as part of the consideration not being effected within six months after all closing conditions have been fulfilled.

g.	Please clarify whether the assets and liabilities of Dresdner Bank at December 31, 2008 reflect the operations of Dresdner Bank since September 30, 2008 and whether these assets and liabilities were revalued under paragraphs 15-19 of IFRS 5. In your response, please indicate where you characterized changes in the net assets of Dresdner Bank from September 30, 2008 through December 31, 2008 in the reconciliation of your total loss from discontinued operations presented on page 68.

R:	Assets and liabilities of Dresdner Bank at December 31, 2008 reflect the operating results of Dresdner Bank from September 30, 2008 to December 31, 2008. In accordance with IFRS 5.19, the carrying value of the net assets held for sale were reduced to account for operating losses during 2008 starting from the date of Dresdner’s “held for sale” classification in September 2008. From then through January 12, 2009, these assets and liabilities were adjusted for both operating losses and the estimated loss on sale according to IFRS 5.

Changes in the net assets of Dresdner Bank between September 30, 2008 and December 31, 2008 are implicitly included in the total loss from discontinued operations presented on page 68 of the 2008 Form 20-F. However, since Allianz chose to present the sale of Dresdner Bank as described in our response to comment 8(c), the reconciliation on page 68 of the 2008 Form 20-F focuses on the key drivers of the total net loss on discontinued operations, not on each disaggregated component of such total net loss.

h.	Please explain why you apparently reflect the change in value of Commerzbank securities through January 12, 2009 in your financial statements at December 31, 2008. Please explain whether there is a material change in the fair value of Commerzbank securities from December 31, 2008 through January 12, 2009.

Mr. James B. Rosenberg

Securities and Exchange Commission

R:	In exchange for 100% of Dresdner Bank shares, Allianz received approximately 163.5 million shares of Commerzbank as part of consideration received on January 12, 2009. The shares of Commerzbank were not recorded on the books of Allianz as of December 31, 2008.

In accordance with IFRS 5, the fair value less costs to sell was determined for Dresdner Bank as of December 31, 2008. Allianz considered the final total consideration received on January 12, 2009 as the best estimate for the fair value of the disposal group. This approach is consistent with the provisions of the transaction agreements, which fixed the number of Commerzbank shares to be received as consideration but not the price per share. Moreover, it is our view that the Commerzbank share price as of December 31, 2008 did not reflect all information about the value of the consideration received for the December 31, 2008 assessment of the fair value of the disposal group.5

As a result of this estimation, Allianz believes that it is more appropriate to reflect the change in value of Commerzbank securities through January 12, 2009. Between December 31, 2008 and January 12, 2009, the share price of Commerzbank decreased from €6.64 per share to €4.56 per share.

i.	Please explain why accumulated other comprehensive income was not recognized until the completion of the transaction on January 12, 2009.

R:	The components of accumulated other comprehensive income (“OCI”) at Dresdner Bank include gains on cash flow hedges, unrealized gains on securities and cumulative foreign currency translation adjustments (see page F-39). Gains on cash flow hedges and unrealized gains on securities are outside of the measurement scope of IFRS 5 (IFRS 5.5). The recognition of impairment losses under IFRS 5 does not include financial assets when allocating the impairment losses to individual assets (IFRS 5.23). Therefore, IAS 39 has to be applied for these financial assets including the recognition of certain income and expenses directly in equity with “recycling” upon disposal. According to IFRS 5.BC37 and IFRS 5.BC38, foreign currency translation adjustments are only allowed to be “recycled” from equity to profit or loss upon the sale of the disposal group. Therefore, Allianz did not recognize other comprehensive income in profit or loss until completion of the transaction and separately disclosed the different components of OCI in Note 4 to the consolidated financial statements (see page F-39) in accordance with IFRS 5.38.

[5]	The Commerzbank share price as of December 31, 2008 did not reflect, for example, Allianz’s agreement with Commerzbank and SoFFin to strengthen Commerzbank’s core capital ratio. For more information, see our response to comment 8(a).

Mr. James B. Rosenberg

Securities and Exchange Commission

j.	Please clarify whether the CDOs subsequently acquired with a notional amount of €2.0 billion were on the books of Dresdner Bank or Commerzbank and how the purchase price was determined. If these CDOs were on the books of Dresdner Bank, please explain why you did not merely retain ownership of these instruments. In any regard, please disclose information about the CDOs, including credit quality, current payment status, the types of instruments underlying the obligations and any industry concentrations.

R:	The CDOs in question were on the books of Dresdner Bank prior to the transfer of ownership of Dresdner Bank to Commerzbank. The purchase price was determined by considering several factors, including LIBOR interest rates derived from swap curves, prepayment and default rates of the underlying loans and also reflected an appropriate illiquidity discount for that asset class.

Under IAS 39, Allianz bore all risks and rewards in relation to the CDOs as a fixed purchase price for the CDOs had been agreed upon. As a result, after the sale of Dresdner Bank was completed, the CDOs continued to be recognized on Allianz’s books.

Pursuant to the terms of the agreement reached with the German government and Commerzbank on January 9, 2009 (discussed under our response to comment 8(a)), Allianz agreed to repurchase four CDOs in order to strengthen Dresdner Bank’s and, consequently, Commerzbank’s core capital ratio. Due to agreement being reached on January 9 and the pending closing of the Dresdner Bank sale on January 12, it was determined that a purchase from Dresdner Bank of the CDOs in question after the closing, rather than further amending the Dresdner Bank sale agreements, was the most practicable means to achieve the desired result on a timely basis in light of the closing schedule.

The CDOs acquired were senior tranches of high-grade ABS underlying assets which originally had AAA ratings. In January 2009, the CDOs were rated Ba3 (29%), Caa2 (46%), B1 (2%) and Caa3 (23%) by Moody’s. The underlying assets consist of subprime and alt-A residential mortgage-backed securities (“RMBS”) (59%), commercial mortgage-backed securities (“CMBS”) (9%), CDOs (23%) and other asset classes (9%), none of which were individually significant. The RMBS collateral comprises loans issued primarily in 2005 and 2006. With regard to industry concentration, we do not believe that there can be a significant impact on the Group stemming from industry concentration due to the limited size and high diversification of the CMBS and CDO portfolios.

With respect to the current payment status of the CDOs, we have received payments in 2009 through the end of May pursuant to the contractual terms of such CDOs in an amount of approximately €60 million consisting of interest and principal prepayments. Of the four CDOs repurchased by Allianz, two CDOs

Mr. James B. Rosenberg

Securities and Exchange Commission

have triggered “acceleration” clauses in January 2009 as a result of the breach of certain specified ratios. In both cases, the acceleration has had the effect of reducing payments to holders of junior tranches of such CDOs while continuing to make payments, as applicable, to holders of more senior tranches, which Allianz holds.

k.	Please explain how you classified your cash flows from this transaction in your cash flow statement. In your response, please specifically indicate why it is appropriate to classify the net cash flows from Dresdner Bank during the fourth quarter of 2008 as an investing activity.

R:	In accordance with IAS 7.39, which calls for disposals of subsidiaries to be treated as investing activities, Dresdner Bank’s cash flows were treated as investing activities in the Allianz Group’s cash flow statement. This treatment corresponds with the fact that cash flows from discontinued operations primarily relate to a sale transaction and, as such, have an investment character.

In accordance with IFRS 5.33(c), Dresdner Bank’s full year operating, investing and financing cash flows as included in Allianz Group’s cash flow statement were disclosed separately in Note 4 to our consolidated financial statements.

l.	Please explain why the operating loss of Dresdner Bank does not generate a tax benefit or why your loss on disposal, reflected in the table on page F-40 as impairment losses, also does not generate tax benefits.

R:	The operating loss of Dresdner Bank in 2008 was mainly generated in Germany, the U.K. and the U.S. Under German law, tax losses cannot be carried forward if the losses relate to a company where more than 50% of the company changes hands. Once deemed held for sale, it was clear that Dresdner Bank would not generate sufficient taxable earnings in Germany in order to utilize the tax losses created or carried forward in 2008. In other jurisdictions like the U.K. and the U.S., where changes in ownership lead to a limitation but not the full loss of tax losses carried forward, the overall deterioration in the banking business in 2008, together with reduced tax restructuring opportunities, lead to the conclusion that future taxable profits would not be sufficient to utilize the tax losses carried forward. In accordance with IAS 12.34-36, no deferred tax assets for the operating losses were recognized.

The disposal of Dresdner Bank generated a realized loss on sale. However, under German tax rules, losses on share disposals are not tax deductible (see § 8b Corporate Tax Act). Thus, as with respect to operating loss, the December 31, 2008 estimated loss on sale of Dresdner Bank likewise did not create a tax benefit under German law.

Mr. James B. Rosenberg

Securities and Exchange Commission

Notes to Consolidated Financial Statements

9. Investments, page F-65

9.	Given the magnitude of your unrealized losses in your corporate bond portfolio, please revise your disclosure in Operating and Financial Review and Prospects to disclose any industry concentrations, associated risks and, where appropriate, a discussion as to why credit-related impairment losses are not warranted.

R:	In response to the Staff’s request, we have prepared tabular disclosure of industry concentrations in our available-for-sale corporate bond portfolio along with a discussion of associated risks for material industry exposures. We intend to include disclosure in substantially the following format within the “Unrealized Losses” section of our 2009 Form 20-F. Please note that we do not include a discussion of credit-related impairment losses here, as the subject is addressed in our response to comment 5, including the proposed revisions to our disclosure contained in that response to the discussion of “Impairment of available-for-sale and held-to-maturity investments” on page F-14 of our 2008 20-F.

“We actively manage the level of industry concentrations in our portfolio of available-for-sale securities. The following table sets forth the composition of our available-for-sale corporate bond portfolio by industry concentration and the associated unrealized gains and losses (in € millions) as of December 31, 2008:

Industry	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses	% AfS Corporate Bonds	% Group Investments and Loans
Financial	68,165	64,153	865	-4,877	69%	17%
Communications	6,713	6,413	98	-398	7%	2%
Utilities	5,599	5,407	91	-282	6%	1%
Consumer	6,178	5,812	95	-461	6%	2%
Industrial	3,574	3,372	66	-268	4%	1%
Energy	3,359	2,953	32	-438	3%	1%
Government	1,528	1,575	59	-12	2%	0%
Basic Materials	1,454	1,289	17	-181	1%	0%
Other	2,295	2,229	44	-110	2%	1%

Total	98,864	93,203	1,367	-7,028	100%	25%

As of December 31, 2008, approximately 98% of our financial sector available-for-sale corporate bonds are rated investment grade, and the majority of our unrealized losses related to available-for-sale financial sector corporate bonds. Our financial sector available-for-sale corporate bonds primarily consisted of securities issued by banks and diversified financial service providers. Approximately 50% of these holdings consisted of German Pfandbriefe and other covered bonds. German Pfandbriefe bonds are a specific type of covered bond

Mr. James B. Rosenberg

Securities and Exchange Commission

regulated under the German Pfandbrieflaw and collateralized by long-term public sector loans or residential mortgage loans. The German Pfandbrieflaw requires a loan-to-value ratio of 60% for residential mortgage loans, which offers a substantial margin for house price deterioration and payment defaults.

Holdings in other financial-related sectors included insurance, real estate and certain other investment categories, and collectively comprised less than 5% of our entire financial sector available-for-sale corporate bond holdings as of December 31, 2008.

The business and earnings of financial institutions are materially affected by conditions in the global capital markets and the economy in general. These conditions deteriorated rapidly in 2008 and remain under significant stress.

While the initial symptoms of the financial market deterioration were driven by the collapse of subprime mortgages, the related fallout has since adversely affected nearly all asset classes including corporate bonds. The markets for credit instruments, including corporate bonds, have experienced periods of extreme illiquidity and volatility since the latter half of 2007. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of debt securities. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads, and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. Downward pressure on the price of many corporate bonds, especially bonds issued by the financial sector, has occurred.

For further information regarding risks related to the financial sector, and the related impact on the Allianz Group’s 2008 results, please refer to ‘Key Information – Risk Factors – Risks arising from the financial markets.’”

15. Intangible Assets, page F-76

10.	On page F-77, you indicate that the recoverable amount of your Private Equity cash generating unit for goodwill impairment testing purposes is determined on the basis of the fair values of the Private Equity investments. On page F-69 you indicate that you have €473 million of investments in privately held corporations and partnerships that are carried at cost because you could not reliably measure fair value for these investments. Please explain to us whether these two disclosures refer to any of the same investment securities. If so, please reconcile for us how you could determine fair value for goodwill impairment purposes but not for asset re-measurement purposes. If not, please explain to us how these securities are different.

Mr. James B. Rosenberg

Securities and Exchange Commission

R:	The disclosures on page F-77 refer to the measurement of private equity investments that are affiliated or associated entities. These entities were fully consolidated according to IAS 27 (and IFRS 3) or accounted for at equity according to IAS 28 as of December 31, 2008. In order to perform an impairment test for the cash generating unit to which these entities were allocated, and in accordance with IAS 36, the fair value of this cash generating unit was determined on the basis of the fair values less costs to sell of the private equity investments.

The disclosures on page F-69 of our 2008 Form 20-F refer to the measurement for investments in equity instruments that are not accounted for as affiliated or associated entities. These investments include investments in privately held corporations and partnerships where Allianz had neither control nor significant influence as of December 31, 2008. Since the fair value for these investments could not be reliably measured, Allianz measured these at cost according to IAS 39.46(c).

20. Reserves for Insurance and Investment Contracts, page F-83

11.	You present a table on page F-86 that provides the deferred acquisition costs and insurance/investment contract reserves by major country for your Life/Health segment. At December 31, 2008, your operations in the United States account for the largest amount of deferred acquisition costs of €6,873 million or 36.8% of the total while only representing €47,100 million or 13.9% of your life insurance/investment contract reserves. In contrast, German Life accounts for the next largest component of your deferred acquisition costs of €6,249 million or 33.4% while it maintains €133,591 million or 39.5% of your life insurance/investment contract reserves. Please revise your disclosure in your financial statements or in Operating and Financial Review and Prospects, as appropriate, to address the following:

a.	Please explain why your US life operations account for such a disproportionately large portion of your deferred acquisition costs. Please explain what is different about the business model or compensation structure in the US compared to your other operations.

R:	The primary reasons why our U.S. life operations account for a larger share of deferred acquisition costs (“DAC”) are described below:

•

Our U.S. business is much younger when compared to our more mature German business. For a relatively recent portfolio, it is quite normal that the DAC levels would be higher when compared to older, more mature blocks of business. The difference in age can be demonstrated by comparing the relationship of the last 5 years’ gross written premiums to reserves for

Mr. James B. Rosenberg

Securities and Exchange Commission

insurance and investment contracts as of December 31, 2008 (excluding other insurance reserves), which amount to 93.6% for the U.S. life operations and 47.3% for the German life operations. In addition, non-unit-linked (traditional) reserves have grown by 79% from 2004 to 2008 in the U.S., compared to 17% in Germany. Further evidence of the U.S. life portfolio being much younger than the German portfolio is the rapid growth experienced by our U.S. operations over the last few years. When we rank our life insurance entities according to the gross ratio of deferred acquisition costs/deferred sales inducements to reserves for insurance and investment contracts as of December 31, 2008 (consisting of aggregate policy reserves and liabilities for unit-linked contracts), substantially all of our fast growing life operations are in the 10% range (the U.S. life operation is at 11.7% in 2008 and 9.3% in 2007).

•

There is a significant amount of unit-linked business in the U.S. Unit-linked reserves in the U.S. comprise 18% of total gross reserves in 2008 (30% in 2007), compared to Germany where the corresponding percentage is 1.3% in 2008 (1.5% in 2007). The financial crisis has contributed significantly to the proportion of DAC to reserves in the U.S., while the overall impact in Germany has been very limited.

•

There is also a difference between the compensation structure in the U.S. and Germany, as evidenced by the 2008 ratio of commissions and acquisition expenses paid to gross written premiums, which is 7.5% in Germany and 9.6% in the U.S.

In light of the Staff’s request, we will disclose, to the extent applicable, the relative DAC composition, and explain the reason for any material differences by region, in the notes to the financial statements in our 2009 Form 20-F.

b.	Please explain why your US life deferred acquisition costs at December 31, 2008 increased €2,479 million from €4,394 million at December 31, 2007 when insurance/investment contract reserves increased only €855 million from €46,245 million for the same period and premium revenues for your entire NAFTA segment, as disclosed on page F-54, declined from €6,968 million in 2007 to €6,111 million in 2008.

R:	The significant increase in DAC is caused by several factors, including:

•	new business production;

•	a deferral of amortization to future periods due to losses in 2008 and a reduction in the amortization of DAC due to significant realized losses;

Mr. James B. Rosenberg

Securities and Exchange Commission

•

substantial unrealized losses on available-for-sale bonds which trigger an increase in DAC due to shadow accounting that simulates the effect of unrealized gains or losses on capitalized balances, had they been realized; and

•	an increase in DAC in EUR due to the stronger USD exchange rate.

The corresponding impact is not seen in the reserves in question since the increase from new business production was mitigated by significant decreases in fund values caused by the declining equity markets, as partially offset by an increase in reserves due to the aforementioned currency effects.

In light of the Staff’s request, we will provide disclosure explaining meaningful variances in DAC, contract reserves and premiums in the notes to the financial statements in our 2009 Form 20-F.

c.	Please explain why you believe your US life deferred acquisition costs are recoverable given that your current balance is greater than your latest annual revenues for the entire NAFTA segment and given that you incurred an operating loss in NAFTA for 2008 as disclosed on page F-55.

R:	The operating loss in 2008 was triggered by the financial market crisis with equity market declines and a sharp rise in credit spreads on corporate bonds. Extensive studies including sensitivity testing of the future profitability of our U.S. life operations demonstrate that there are sufficient margins to amortize DAC. Overall, the recoverability margin as of December 31, 2008 was €2,425 million. Tighter margins exist for the variable annuity business (€180 million); these will be closely monitored. Allianz evaluates the recoverability of current year policies issued by product line. The recoverability test consists of determining whether the estimated gross profits (“EGPs”) over the life of current year policies are sufficient to recover DAC (as well as deferred sales inducements or “DSI”) for the current issue year. For in-force blocks of policies by product line, loss recognition tests are performed periodically to determine whether the EGPs over the life of the entire in-force block of policies are sufficient to recover DAC (as well as DSI). If the present value of DAC exceeds the present value of EGPs, a deficiency exists as DAC is not recoverable.

*            *            *

In connection with Allianz’s responses to the Staff’s questions, Allianz hereby acknowledges the following: Allianz is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Allianz may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James B. Rosenberg

Securities and Exchange Commission

On behalf of Allianz, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2008 Form 20-F. Please do not hesitate to call me at (011) (49) 89-3800-2791 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) (1) 7304-5890 with any questions or comments on the foregoing.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Ibolya Ignat

Mark Brunhofer

(Securities and Exchange Commission)

Oliver Baete

Dr. Peter Hemeling

Burkhard Keese

(Allianz SE)

Johannes Pastor, Partner

(KPMG AG)

William D. Torchiana

(Sullivan & Cromwell LLP)